

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2023

Thomas Ciccone
Vice President & Chief Financial Officer
Broadwind, Inc.
3240 South Central Avenue
Cicero, Illinois 60804

  Re: Broadwind, Inc.
    Registration Statement on Form S-3
    Filed September 22, 2023
    File No. 333-274644

Dear Thomas Ciccone:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Gregory Herbers at 202-551-8028 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing

cc: Julie S. Hellmich